The Real Brokerage Inc. Announces Fourth Quarter and Full Year 2020 Financial Results

NEWS PROVIDED BY
The Real Brokerage Inc.
Mar 19, 2021, 07:57 ET

Achieves 78% year over year revenue growth in Q4 to $7.1 million with annual 2020 revenue climbing to $16.6 million

TORONTO and NEW YORK, March 19, 2021 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a U.S. national, technology-powered real estate brokerage, announced its ﬁnancial results for the three and twelve months ended December 31, 2020.

Additional information

Additional information concerning Real's audited annual ﬁnancial statements and related management's discussion and analysis ("MD&A") for the three and twelve months ended December 31, 2020, can be found at www.sedar.com. Unless otherwise stated, all dollar amounts are in U.S. dollars.

Financial highlights

  Q4 2020 revenue of $7.1 million represented an 80% increase compared to Q3 2020 revenue of $3.9 million and a 78% increase compared to Q4 revenue 2019 of $3.9 million.

  Real's agent count grew to 1,475 agents at the end of 2020 up from 997 agents at the end of 2019.

  Of the new agents who joined Real in 2020, 79% of them joined in Q3 and Q4 following Real's go-public transaction.

  Annual revenue in 2020 increased 5% to $16.6 million, compared to $15.8 million in 2019. Real closed a $20 million equity investment by Insight Partners in December 2020.

  Total cash on hand equaled $21 million as of December 31, 2020, compared to $53 thousand at the end of 2019.

  As of December 31, 2020, Real offered real estate brokerage services in 22 U.S. states and the District of Columbia and had 25 full-time employees.

CEO comments

"Our strong fourth quarter revenue growth of 80% highlights the initial signs of the accelerated growth we have been experiencing following our go-public transaction in June 2020. We are thrilled to see that our platform, coupled with the ﬁnancial opportunities we are creating for agents, are making an impact on our industry and helping in attracting an increasing number of agents to Real," said Tamir Poleg, CEO and co-founder of Real.

"Most importantly, our real estate brokerage platform and business model is ideally suited to meet the needs of next-generation real estate agents who are looking for additional ﬁnancial opportunities, best-in-class technology and national footprint," Poleg said.

"As we move through 2021, we are continually investing in building our network of productive agents which will further translate into a larger closed transaction volume. In addition, we continue to focus on providing exceptional service to our agents and on developing proprietary technology for agents and their clients. These actions put us in a powerful position to aggressively expand our footprint and to capitalize on disruption in the $70+ billion residential real estate brokerage industry," Poleg said.

Recent Real highlights

  Top-producing real estate teams and agents who joined Real in the fourth quarter of 2020 and in January of 2021 had a closed volume of over $1 billion in home sales in the 12 months prior to joining Real.

  Real completed the acquisition of RealtyCrunch Inc., a collaboration web and mobile app for home buyers and real estate agents in January 2021. Pritesh Damani, the founder and CEO of RealtyCrunch and additional RealtyCrunch employees have joined Real as part of the acquisition, providing Real with a market-proven, agile real-estate technology product development team.

  Real expanded to Kansas, Ohio, Oklahoma, Utah, and Wisconsin in the fourth quarter of 2020 and in the ﬁrst quarter 2021 to date.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 26 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identiﬁed by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reﬂect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to the pace of Real's growth, continued investment in the acquisition and retention of agents, development and reﬁnement of proprietary technology for agents and clients and expectations regarding the overall U.S. residential real estate market.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and ﬁnancial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reﬂect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is deﬁned in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact:

Lynda Radosevich

lynda@therealbrokerage.com

SOURCE The Real Brokerage Inc.